

Mail Stop 3720

April 4, 2008

Glen L. Halpryn
Chief Executive Officer
Getting Ready Corporation
4400 Biscayne Boulevard
Suite 950
Miami, FL 33137

>   **Re: Preliminary Information Statement on Schedule 14C**
>   **Filed March 6, 2008**
>   **File No. 0-51314**

Dear Mr. Halpryn:

We have reviewed your filing and have the following comments. Please revise the preliminary proxy statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Revise your disclosure to include the information required by Item 13(a) of Schedule 14A. Please note the requirements of Item 13(b)(2).

2.   It appears that the amendments to your certificate of incorporation are necessary to consummate your merger with Winston Laboratories, Inc. Therefore, please revise your preliminary information statement to provide all the disclosure required by Schedule 14C regarding the merger, including the disclosure under Item 14 of Schedule 14A. See Note A to Schedule 14A. We may have further comments once you have revised your preliminary information statement.

3.   Disclose any substantial interest in the merger, direct or indirect, by security holdings or otherwise, of any of your directors or officers, director nominees, or associate of the foregoing. See Item 3 of Schedule 14C. For example, we note the statement on page five of your Form 10-K for the fiscal year ended September 30, 2007 that Mr. Halpryn and Mr. Silver expect to invest in Winston at the time the merger is consummated, as well as the statement in your Form 8-K filed on November 13, 2007 that an additional investment by Dr. Frost and certain "other investors" is a condition to the closing.

General, page 3

4.   With a view to disclosure, please tell us in your response letter which shareholders approved the actions by written consent and the corresponding amount of shares held by each person that was counted toward majority approval. Also tell us whether any of the consenting shareholders is affiliated with the company.

5.   Please either disclose the record date used to determine which security holders were entitled to give consent with respect to these matters or, if there was no record date, disclose the relevant criteria used to make such determination. See Item 6(b) of Schedule 14(A).

Our Principal Stockholders, page 4

6.   You disclose that Mr. Silver's beneficial ownership does not include shares owned by his children and Mr. Weisberg's beneficial ownership does not include shares owned by his children. Please include these amounts in beneficial ownership amounts of Messrs. Silver and Weisberg or tell us why you do not believe these shares are part of their beneficial ownership amounts under Rule 13d-3. Note that Messrs. Silver and Weisberg still may disclaim beneficial ownership of these shares through footnote disclosure although they are included in their beneficial ownership amounts.

7.   Identify the person(s) who hold voting and/or investment control over the company's shares beneficially owned by Frost Gamma Investments Trust.

8.   Please provide another table that discloses the beneficial ownership of the company assuming that the merger and related transactions are consummated.

<u>The Amendment, page 5</u>

9.   Please separately discuss each material revision to your certificate of incorporation. In particular, discuss under separate subheadings the following:
   • the increase in the number of authorized shares of common stock;
   • the increase in the number of authorized shares of preferred stock; and
   • the new rights conferred on your board of directors with respect to your preferred stock.

10.   In your discussions of the amendments to your certificate of incorporation to increase the number of authorized shares of common stock and preferred stock, disclose in a table the current number of issued shares, the current number of authorized but unissued shares that are reserved for specific purposes (disclosing the purposes) and the current number of authorized but unreserved shares. In another table, disclose the number of authorized, reserved and authorized but unreserved shares that will exist when your certificate is amended and taking into account the shares of common and preferred stock that will be issued in connection with the merger and related transactions.

11.   Discuss the reasons for the amendment to clarify the terms of your preferred stock, including whether the rights you are conferring on your board of directors are necessary to effectuate the merger or related transactions. Clarify what you mean by your statement on page six that the amendment will remove any "ambiguity" with respect to the terms of your preferred stock. Explain the general effect the amendment will have upon existing security holders.

12.   We note your statement on page five that the terms of the preferred stock will be determined by your board of directors prior to the issuance of any shares of the preferred stock. We also note your statement in the Form 8-K filed on November 19, 2007 that the preferred stock issued in connection with the merger will be convertible into 1,000 shares of common stock of Getting Ready. Revise your disclosure to include this information, and any other terms for such stock that have already been determined as set forth in the Certificates of Designations referenced in the merger agreement or otherwise. See Item 11(b) of Schedule 14A and Item 202 of Regulation S-K.

* * * * *

        Please respond to these comments by filing a revised preliminary information statement as appropriate. When you respond, please furnish a cover letter that keys your responses to our comments. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter, which you should file electronically on EDGAR under the tag "CORRESP." Please also note the location of any material changes made in the materials for reasons other than in response to specific staff comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jessica Plowgian at (202) 551-3367, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551-3810 with any questions.

Sincerely,

/s Kathleen Krebs for

Larry Spirgel
Assistant Director

cc: Judith Kenney, Esq.
        Judith Kenney & Associates, P.A.
        via facsimile